Stradley Ronon Stevens & Young, LLP 100 Park Avenue Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

February 28, 2023
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Ms. Ashley Vroman-Lee

Re:	The UBS Funds (the “Trust” or “Registrant”)
File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:
On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 156/157 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 6, 2023 pursuant to Rule 485(a)(1) under the under the Securities Act of 1933, as amended (“1933 Act”) to register a new class of shares, Class P2 shares, for UBS US Dividend Ruler Fund (the “Fund”), a series of the Trust. Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.	Comment.	If applicable, please add “Acquired Fund Fees and Expenses” into the fee table.

Response.
The Fund has confirmed the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds do not exceed 0.01 (one basis point) of average net assets of the Fund, and therefore a separate line item is not required or applicable.

2.	Comment.
The Fund’s strategy states that UBS Asset Management (Americas) Inc. the Fund’s investment advisor, intends to invest the Fund’s portfolio in companies with a market capitalization of $2.5 billion or greater. The SEC identifies companies with market capitalization under $5 billion as small capitalization companies. Please add small capitalization risk or explain why small capitalization risk is not appropriate.

	Response.	The Registrant notes “Small- and mid-capitalization risk” is currently included in the principal risk sections of the prospectus.

3.	Comment.
The Fund’s prospectus states that, under normal market conditions, a minimum of six sectors will be included in the portfolio for diversification purposes. If the Fund intends to focus in any sector, disclose such focus in the Fund’s principal strategy disclosure and include a corresponding risk.

Response.
The Fund’s strategy is not intended to focus its investments in any particular sector, however, the Fund’s strategy may, from time to time, lead to sizeable allocations in a particular sector. The Registrant notes that the Fund has included “Focus risk” in the principal risk sections of the prospectus to the extent the Fund’s investment strategy leads to sizable allocations to a particular market, sector or industry.

4.	Comment.	The SEC notes that the Fund is classified as an “ESG-integrated” fund. Briefly identify examples of ESG criteria considered and whether ESG integration is applied to all investments.

Response.
With respect to examples of ESG criteria considered, the prospectus discloses that ESG integration is driven by considering material sustainability and/or ESG risks which could impact investment returns, rather than being driven by specific ethical principles or norms. The analysis of material sustainability and/or ESG considerations can include many different aspects, including, for example, the carbon footprint, employee health and well-being, supply chain management, fair customer treatment and governance processes of a company. The Fund’s ESG integration process is applied to the research process for equity portfolio investments and portfolio holdings for which ESG data is available. The Fund’s portfolio managers may still invest in securities without respect to sustainability and/or ESG considerations or in securities which present sustainability and/or ESG risks, including where the portfolio managers believe the potential compensation outweighs the risks identified.

5.	Comment.
We note that initial public offering (“IPO”) risk is included in the prospectus but investing in IPOs is not included in the Fund’s principal strategy. Please either include investing in IPOs in the Fund’s principal strategy or remove IPOs risk.

	Response.	The Registrant will remove principal strategy and risk disclosure from the prospectus related to IPOs.

6.	Comment.	Please include the completed performance table in a correspondence filing.

Response.

Average annual total returns (for the periods ended December 31, 2022)

Class (inception date)	1 year	Life of class
Class P (July 9, 2020) Return before taxes	(6.93)%	11.97%
Return after taxes on distributions	(7.67)	11.10
Return after taxes on distributions and sale of fund shares	(3.92)	9.08
S&P 500 Index	(18.11)	9.97

7.	Comment.	Under the “More about risks” section, please state that the following risks are principal risks and not “other risks.”

	Response.	The Registrant has revised its disclosure to state that the risks in this section are principal risks.

8.	Comment.
Identify whether “Securities lending risk” is considered a principal risk and either (i) remove the risk from the “More about risks” section of the prospectus if the risk is not considered a principal risk; (ii) include the risk in in the summary risk section of the prospectus pursuant to Item 4 of Form N-1A if the risk is considered a principal risk; or (iii) label the risk as a non-principal risk if the risk is not considered a principal risk.

	Response.	The Registrant will label “Securities lending risk” as a non-principal risk.

Please do not hesitate to contact me at (212) 404-0654, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jamie Gershkow
Jamie Gershkow

cc:	Jana L. Cresswell
Keith A. Weller
Fund Secretary

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